UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012.

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 4, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

BANCOLOMBIA S.A. PRICES USD 1.15 BILLION OF SUBORDINATED NOTES OFFERING

Medellin, Colombia, September 4, 2012

Bancolombia S.A. (the “Bank”) announces that today it priced the public offering of USD 1.15 billion in aggregate principal amount of its Subordinated Notes due September 11, 2022 (the “Notes Offering”). The Bank reserves the right to increase the aggregate principal amount of its Subordinated Notes due September 11, 2022 by up to USD50 million during Asian market hours on September 4, 2012.

The notes have a 10-year maturity and a coupon of 5.125%, payable semi-annually on March 11 and September 11 of each year, commencing on March 11, 2013. The Notes Offering is expected to close on September 11, 2012, subject to customary closing conditions.

Citigroup Global Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC will act as the joint book-running managers for the Notes Offering.

The Notes are being offered pursuant to an effective shelf registration statement. The Bank has filed a preliminary prospectus supplement with the SEC for the Notes Offering. Prospective investors should read the prospectus in the registration statement, the preliminary prospectus supplement and other documents that the Bank has filed with the SEC for more complete information about the Bank and the Notes Offering. Copies of the preliminary prospectus supplement and the accompanying prospectus, and, when available, the final prospectus supplement, relating to the Notes Offering may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting Citigroup Global Markets Inc., Telephone: 1-212-723-3600, Merrill Lynch, Pierce, Fenner & Smith Incorporated,Telephone: 1-800-294-1322, or Morgan Stanley & Co. LLC Telephone: 1-866-718-1649.

Proceeds from the offerings will be used to strengthen our capital structure, for regulatory compliance and for general corporate purposes, which include carrying out the business of a financial institution in accordance with applicable law.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, no assurance can be given that the offering to which this press release relates will be completed and that the proceeds of the offering will be used for the stated intended purpose. These forward-looking statements reflect the Bank’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made and the Bank assumes no duty, and does not undertake to update forward-looking statements.

About the Bank

Bancolombia S.A. is a financial institution organized and functioning under the laws of Colombia, being its leading financial institution and providing a wide range of financial products and services to a diversified individual and corporate clients base throughout Colombia as well as in other jurisdictions, such as Panamá, El Salvador, Puerto Rico, the Cayman Islands, Peru and the United States. Our headquarters are located at Carrera 48 # 26-85, Avenida Los Industriales, Medellín, Colombia, and our telephone number is + (574) 404-1837. Our web address is www.grupobancolombia.com

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837